

Petroleum Development Corporation

2006

Fall Update

October 1, 2006

NASDAQ GSM:PETD

Forward-Looking Statements

This information contains predictions, estimates and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although the Company believes that its expectations are based on reasonable assumptions, it can give no assurance that its goals will be achieved. Important factors that could cause actual results to differ materially from those included in the forward-looking statements include the timing and extent of changes in commodity prices for oil and gas, the need to develop and replace reserves, environmental risks, drilling and operating risks, risks related to exploration and development, uncertainties about the estimates of reserves, competition, government regulation and the ability of the Company to meet its stated business goals.

Contact Information:

Investor Relations
Petroleum Development Corporation
PO Box 26
103 East Main Street
Bridgeport, West Virginia 26330
Phone: 304.842.6256
Fax: 304.842.0913
www.petd.com



Petroleum Development Corporation

Shareholder Value



▶ Increasing Shareholder value-
our primary goal

▶ PDC's Values
  ▶ Integrity
  ▶ Customer Focus
  ▶ Responsibility
  ▶ Teamwork
  ▶ Sound Growth
  ▶ Quality

Trading History for (PETD) - Sources: NASDAQ Online, IDC



Petroleum Development Corporation

2006 Six Months Financial Highlights

Revenue



- ▶ Six months revenue of $142.1 million
  - ▶ $150.8 million in 2005
- ▶ Strong oil and gas sales
  - ▶ $56.5 million, up from $40.2 million in 2005
- ▶ Switch to Cost-plus contracts reduce revenues
  - ▶ Cost-plus partnership drilling revenues are reported net of costs
  - ▶ Remaining turn-key contracts report revenues and expenses separately
- ▶ Positive long-term impact from increased company drilling



Petroleum Development Corporation

2006 Six Months Financial Highlights

Net Income



$ Millions

- ▶ Six months net income of $19.3 million
  - ▶ $21.0 million in 2005
- ▶ $1.20 EPS (diluted)
  - ▶ $1.27 in 2005
- ▶ 2006 includes pre-tax unrealized derivative gains of $4.4 million
- ▶ Lower partnership drilling and increased Company drilling
  - ▶ Decreased short-term earnings
  - ▶ Increased long-term earnings



Petroleum Development Corporation

Profitable Investing



Capital Investment

$ Millions

149 %

Year

▶ **Funding Future Growth**
  - ▸ Strong cash flow
  - ▸ Piceance acreage sale
  - ▸ $140 million capital budget for 2006

▶ **Strong Development Inventory**
  - ▸ Piceance Basin
  - ▸ Wattenberg Field
  - ▸ NECO

▶ **Acquisition Opportunities**
  - ▸ Focus on cash flow
  - ▸ Strict economic criteria
  - ▸ Patience



Petroleum Development Corporation

Piceance Acreage Sale



5S/96W
5S/95W
6S/97W
6S/96W
7S/97W
7S/96W
N

- Sold approximately 8,700 acres (100% working interest)
- Sale price of $354 million
- 1031 Exchange $300 million
  - Potential exchange properties have been identified
  - Details announced upon the execution of a purchase and sale agreement
  - Deadline to close on any acquisitions is mid-January 2007



Petroleum Development Corporation

7

Rockies Region 2006 Limited Partnership

‣ Single largest partnership – Over $90 million subscribed
  ‣ Short offering period prevented full sales of $100 million

‣ PDC has a 37% partnership interest
  ‣ $38 million PDC investment

‣ Began drilling on September 2

‣ Drilling will continue through most of the first quarter of 2007



Petroleum Development Corporation

Common Stock Buyback Program

‣ Repurchase of 10% (1,627,500 shares) of total shares outstanding authorized by the Board of Directors on January 13, 2006

‣ 6.5% of total shares outstanding purchased as of September 13
  ‣ 1,059,773 shares (801,604 since June 30)
  ‣ $40.93 average price paid per share
  ‣ Total cost of $43.4 million

‣ 567,727 remaining shares subject to purchase
  ‣ Repurchase program continuing



Petroleum Development Corporation

2006 Operating Highlights

▸ 92 Successful wells in 6 months 2006

  ▸ 3 dry holes

▸ 29 Codell / Niobrara re-completions

Area	Successful	Dry
Wattenberg	**58**	**2**
Piceance	**20**	**0**
NECO	**9**	**0**
Bakken	**1 (Exploratory)**	**0**
Nesson	**3 (Non-Operated)**	**0**
Michigan Antrim	**1**	**0**
Red Desert	**0**	**1 (Exploratory)**



Petroleum Development Corporation

Core Operating Areas

Rocky Mountains

2005 Proved Reserves: 210.5 Bcfe
2005 Production: 10.4 Bcfe
2006 Production: 6.3 Bcfe*

*Total for 1st Half of 2006

Michigan Basin

2005 Proved Reserves: 26.0 Bcfe
2005 Production: 1.6 Bcfe
2006 Production: 0.7 Bcfe*

*Total for 1st Half of 2006



Appalachian Basin

2005 Proved Reserves: 38.1 Bcfe
2005 Production: 1.7 Bcfe
2006 Production: 0.8 Bcfe*

*Total for 1st Half of 2006



Petroleum Development Corporation

Oil and Gas Production Volumes

PRODUCTION (Bcfe)



▸ 5 Year Compound Annual Production Growth Rate of approximately 17%

▸ First 6 months 2006 production of 7.85 Bcfe

  ▸ Up 17.7% from first 6 months 2005

▸ On pace to exceed 15% annual growth target



Petroleum Development Corporation

Regional Production Trends



Production by Region (Bcfe)

Bcfe / Year

- Rocky Mountain
- Michigan
- Appalachian

‣ **Rocky Mountain Region PDC Growth Leader**
  - ‣ Up 15% in 2005 to 10.4 Bcfe
‣ **6.3 Bcfe in first six months of 2006**
  - ‣ 27% increase over similar period 2005
  - ‣ 81% of production
‣ Appalachian and Michigan regions declining approximately 10% per year.



Petroleum Development Corporation

Gas and Oil Reserves by Area

2005 Reserve Distribution



9%
14%
77%

- Rocky Mountain
- Michigan
- Appalachian

▸ Year-end 2005 net proved reserves estimated at 274.5 Bcfe.

  ▸ Rocky Mountain Region an estimated 210.5 Bcfe, 77% of total

  ▸ Appalachian reserves an estimated 38 Bcfe, Michigan 26 Bcfe, representing 14% and 9% of total.



Petroleum Development Corporation

Gas and Oil Reserves by Category

2005 Reserve Distribution



35%

65%

- ▇ PDP
- ▇ PUD

2005 PDP Reserve Type



87%

13%

- ▇ Gas
- ▇ Oil



Petroleum Development Corporation

Rocky Mountain Region Development Opportunities

Bakken Shale Area
Williston Basin, North Dakota

Nesson Area
Williston Basin, North Dakota

Grand Valley Field
Piceance Basin, Colorado

Wattenberg Field
DJ Basin, Colorado

NECO Area
DJ Basin, Colorado



Petroleum Development Corporation

Grand Valley Field Retained Opportunity



Acreage Retained

▸ Approximately 4,500 net development leasehold acres available for drilling after sale to Marathon

▸ 450 potential locations on 10 acre density

▸ Substantial opportunity for Company and partnership drilling activity for many years



Petroleum Development Corporation

Grand Valley Field Highlights



- "Slick water" stimulation design increasing initial production by up to 50%
- Expected reserves increase
  - Magnitude uncertain
- New Williams gathering agreement and PDC pipeline expansion will increase gas sales
- Garden Gulch road approximately 75% complete.
  - Road will improve access and lengthen the drilling season
  - More wells drilled per year with improved economics



Petroleum Development Corporation

Garden Gulch Road Project



Greater Wattenberg Field Development Opportunity



PDC Historical General Area of Operation

Anadarko Farmout Area

▸ Existing area of operations

  ▸ Codell, Niobrara development and field extension drilling
  ▸ Infill (increased density) Rule 318 drilling
  ▸ Codell and Niobrara re-fracs

▸ Recent Anadarko Petroleum farmout

  ▸ Approximately 15 townships
  ▸ Approximately 50,000 undeveloped acres

▸ Additional opportunities in farmout

  ▸ Codell, Niobrara development and field extension drilling
  ▸ Regional J Sand development and step-out drilling.
  ▸ J and D Sand bar and channel exploratory drilling



Petroleum Development Corporation

Wattenberg Field Highlight



▸ Niobrara completion or re-frac offers potential similar to Codell re-frac program

▸ 100 or more Company owned wells

▸ Reserve additions per successful well 10-30 MBoe.

▸ Cost per well approximately $180,000

*Red line 15% ROR level, Blue line expected case



Petroleum Development Corporation

NECO Area Development Opportunity

▶ **Six project areas totaling approximately 17,000 acres**

▶ **Combination of 3-D and swath seismic acquired and interpreted**

▶ **170 potential shallow Niobrara drilling locations identified**

▶ **Drilling to commence in early 4th Q 2006**



Petroleum Development Corporation

NECO Seismic Example






Petroleum Development Corporation

Bakken Shale Development Opportunity



‣ Approximately 62,000 net acres

  ‣ 7 Project areas

  ‣ Acquisition continuing

‣ Successful well drilled in 3 project areas

‣ First development well spudded offsetting Fedora well

‣ Cooperative effort among operators to determine optimum spacing, number of laterals, lateral length and stimulation design etc.



Petroleum Development Corporation

Nesson Development Opportunity



▸ Approximately 30,000 net leasehold acres (80% NRI)

▸ PDC ownership varies from 5-100%

▸ Development potential 25 to 50 net wells

▸ Participated in 5 non-operated wells with interest from 10-50%

▸ 2-5 horizontal laterals per well

▸ Initial PDC drilling operations to commence in 4Q 2006



Petroleum Development Corporation

Sustaining Growth

‣ Rocky Mountain Region development drilling
  ‣ Direct and through partnerships
  ‣ Increased partnership interest
‣ 2 additional drilling rigs for North Dakota and deeper prospect areas
‣ Seismic acquisition to identify shallow NECO prospects
‣ Invest proceeds from Grand Valley sale
  ‣ Producing property focus
  ‣ With development and production enhancement possibilities
  ‣ Undeveloped acreage in mature areas
  ‣ Exploratory projects
  ‣ Stock repurchase



Petroleum Development Corporation

Increasing Employee Expertise

▸ Low turnover

▸ Increasing staff for growing operations-

  ▸ Increase from 140 to 168 employees

▸ Stronger professional team-

  ▸ New Accounting, Land, Engineering, and Geology professionals with oil & gas industry experience

▸ Managing personnel additions and training

  ▸ Improving Human Resources capabilities



Petroleum Development Corporation

Personnel and Resources to Support Growth

‣ Personnel Additions

  ‣ Professional positions- accounting, engineering, geology, land, gas marketing, human resources and information technology

  ‣ Administrative and support staff

‣ Resources

  ‣ Enterprise wide software upgrade and acquisition

  ‣ Accounting, Land, Production

‣ Downtown Denver presence

‣ Infrastructure and personnel investments support future growth



Petroleum Development Corporation



Petroleum Development Corporation

2006

Fall Update

October 1, 2006

NASDAQ GSM:PETD